EXHIBIT 99.1

Report of Independent Registered Public Accountants

The Partners

SBE Partners LP

We have audited the accompanying balance sheets of SBE Partners LP (a Texas limited partnership) as of December 31, 2011 and 2010, and the related statements of income, partners’ capital and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Partnership is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SBE Partners LP as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Houston, Texas

March 13, 2012

SBE Partners LP

(a Texas Limited Partnership)

BALANCE SHEETS

December 31, 2011 and 2010

	2011	2010
ASSETS
Current assets:
Cash	$960,912	$505,036
Accounts receivable:
General Partner	2,779,622	2,277,496
Other	101,180	205,152
Commodity hedges	3,786,727	2,805,168
Prepaid expenses	48,894	38,078

Total current assets	7,677,335	5,830,930

Oil and gas properties, successful efforts method	102,979,443	100,550,556
Less accumulated depreciation, depletion and amortization	(47,375,023)	(40,806,032)

Net property and equipment	55,604,420	59,744,524

Commodity hedges	3,594,101	3,417,957

	$66,875,856	$68,993,411

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities:
Accounts payable—General Partner	$258,260	$753,234
Commodity hedges	259,322	257,014
Accrued liabilities	73,734	21,666

Total current liabilities	591,316	1,031,914

Commodity hedges	298,364	463,191

Asset retirement obligations	629,277	665,858

Partners’ capital:
General Partner	1,596,958	1,565,304
Limited Partner	56,907,599	59,764,227
Accumulated other comprehensive income	6,852,342	5,502,917

Total partners’ capital	65,356,899	66,832,448

	$66,875,856	$68,993,411

The accompanying notes are an integral part of these statements.

SBE Partners LP

(a Texas Limited Partnership)

STATEMENTS OF INCOME

	Year Ended December 31,
	2011	2010	2009
Revenues:
Oil and gas revenues	$17,663,238	$19,179,581	$31,432,434
Gain on sale of property and equipment	—	—	13,090,717
Gain on cancellation of hedges	—	—	3,706,175
Refund of severance taxes	—	—	4,186,108
Interest and other income	294,010	941	13,115

Total revenues	17,957,248	19,180,522	52,428,549

Expenses:
Lease operating expense	2,103,937	2,013,631	2,536,929
Severance taxes	461,502	409,606	704,562
Re-engineering and workovers	558,741	784,813	1,362,787
Ad valorem tax and well insurance	649,224	828,357	1,170,945
Exploration expense	181,750	24,814	3,403
Depreciation, depletion and amortization	6,568,991	7,743,854	15,906,494
Hedge ineffectiveness	29,203	206,274	146,085
Management fees	286,014	318,256	698,481
Texas franchise taxes	—	325,074	—
Other expense	92,860	106,840	172,534

Total expenses	10,932,222	12,761,519	22,702,220

Net income	$7,025,026	$6,419,003	$29,726,329

The accompanying notes are an integral part of these statements.

SBE Partners LP

(a Texas Limited Partnership)

STATEMENTS OF PARTNERS’ CAPITAL AND COMPREHENSIVE INCOME

For the years ended December 31, 2011, 2010 and 2009

	General Partner	Limited Partner	Accumulated other comprehensive income (loss)	Total
Balance, January 1, 2009	$2,273,096	$110,503,387	$7,566,743	$120,343,226
Partners’ capital distributions	(2,292,706)	(68,353,578)	—	(70,646,284)
Partners’ capital property distributions	(1,646,000)	—		(1,646,000)
Comprehensive income:
Net income	4,351,678	25,374,651	—	29,726,329
Change in fair market value of hedged positions	—	—	5,289,622	5,289,622
Net realized gains credited to income	—	—	(11,256,927)	(11,256,927)

Total comprehensive income				23,759,024

Balance, December 31, 2009	$2,686,068	$67,524,460	$1,599,438	$71,809,966
Partners’ capital cash distributions	(3,400,000)	(11,900,000)	—	(15,300,000)
Comprehensive income:
Net income	2,279,236	4,139,767	—	6,419,003
Change in fair market value of hedged positions	—	—	7,776,101	7,776,101
Net realized gains credited to income	—	—	(3,872,622)	(3,872,622)

Total comprehensive income				10,322,482

Balance, December 31, 2010	1,565,304	59,764,227	5,502,917	66,832,448
Partners’ capital cash distributions	(1,750,000)	(8,100,000)	—	(9,850,000)
Comprehensive income:
Net income	1,781,654	5,243,372	—	7,025,026
Change in fair market value of hedged positions	—	—	4,660,914	4,660,914
Net realized gains credited to income	—	—	(3,311,489)	(3,311,489)

Total comprehensive income				8,374,451

Balance, December 31, 2011	$1,596,958	$56,907,599	$6,852,342	$65,356,899

The accompanying notes are an integral part of this statement.

SBE Partners LP

(a Texas Limited Partnership)

STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2011	2010	2009
Cash flows from operating activities:
Net income	$7,025,026	$6,419,003	$29,726,329
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	6,568,991	7,743,854	15,906,494
Gain on sale of properties	—	—	(13,090,717)
Accretion of asset retirement obligations	46,051	29,829	29,776
Hedge ineffectiveness loss	29,203	206,274	146,085
Unrealized gain on hedge cancellation	—	—	(87,750)
Changes in assets and liabilities:
(Increase) decrease accounts receivable	(398,154)	5,249,396	1,600,970
(Increase) decrease prepaid expense and other	(10,816)	10,498	21,785
Decrease accounts payable and accrued expenses	(442,906)	(144,470)	(1,429,071)

Net cash provided by operating activities	12,817,395	19,514,384	32,823,901
Cash flows from investing activities:
Proceeds from sale of properties	—	—	49,340,386
Additions of property and equipment	(2,511,519)	(6,419,592)	(16,037,776)

Net cash provided by (used in) investing activities	(2,511,519)	(6,419,592)	33,302,610
Cash flows from financing activities:
Partners’ capital distributions	(9,850,000)	(15,300,000)	(70,646,284)

Net cash used in financing activities	(9,850,000)	(15,300,000)	(70,646,284)

Net increase (decrease) in cash	455,876	(2,205,208)	(4,519,773)
Cash and cash equivalents at beginning of period	505,036	2,710,244	7,230,017

Cash and cash equivalents at end of period	$960,912	$505,036	$2,710,244

Supplementary information:
Non-cash property distribution	$—	$—	$1,646,000

The accompanying notes are an integral part of these statements.

SBE Partners LP

(a Texas Limited Partnership)

NOTES TO FINANCIAL STATEMENTS

December 31, 2011, 2010 and 2009

NOTE A – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Organization and Basis of Presentation

SBE Partners LP (the “Partnership”) was formed January 15, 2007 as a Texas limited partnership, with Catena Oil and Gas LLC, a wholly-owned subsidiary of Southern Bay Oil & Gas, L.P. (now Southern Bay Energy, LLC) as general partner and EFS O&G, LLC, an affiliate of General Electric Company, as limited partner. On February 13, 2007, the Partnership acquired proved oil and gas properties located in Southeast Texas for approximately $75 million, subject to normal and customary adjustments, which was funded from partners’ capital contributions.

Partnership revenues, costs and expenses, except for hedging activities, were shared 98% by the limited partner and 2% by the general partner, until the limited partner achieved “Cumulative Payout” (as defined in the Agreement of Limited Partnership), which was achieved in June 2009. Subsequent to cumulative payout the sharing percentages for revenues and operating costs and expenses changed to 70% to the limited partner and 30% to the general partner for wells existing at the time of the payout. Revenues, operating costs and expenses associated with new wells acquired or developed subsequent to the payout are shared 98% by the limited partner and 2% by the general partner. Depletion is shared in a manner consistent with the capital expended to acquire the asset being depleted. The income and expense from hedging activity is allocated entirely to the limited partner.

The Agreement of Limited Partnership provides that the General Partner has the full and exclusive authority to manage, control, administer and operate the properties, business and affairs of the Partnership. However, the general partner may not perform certain acts without the consent of the Limited Partner. Those restrictions generally relate to the ability of the General Partner to borrow money on behalf of the Partnership, mortgage or otherwise encumber Partnership properties, dispose of Partnership properties, make guarantees on behalf of the Partnership, make advance payments of compensation to the general partner, loan money to the General Partner, merge the Partnership, acquire leases in the name of the Partnership, enter into, amend or terminate hedging transactions and to generally perform any acts which would be detrimental to the Partnership.

The Partnership’s oil and gas interests are located exclusively in the Giddings Field of the Austin Chalk trend of southeast Texas.

2. Financial Instruments

The carrying amounts of the Partnership’s financial instruments, which include accounts receivable, accounts payable and accrued expenses, approximate fair values because of their short-term nature. The Partnership’s derivative instruments are measured and recorded at fair value.

3. Revenue Recognition

Revenues represent income from production and delivery of oil and gas, recorded net of royalties. The Partnership follows the sales method of accounting for gas imbalances. A liability is recorded only if the Partnership’s takes of gas production exceed its share of estimated recoverable reserves from the respective

SBE Partners LP

(a Texas Limited Partnership)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2011, 2010 and 2009

NOTE A – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

well. No receivables are recorded for those wells where the Partnership has taken less than its ownership share of production. Volumetric production is monitored to minimize imbalances, and such imbalances were not significant at December 31, 2011 and 2010.

4. Accounts Receivable

The Partnership sells crude oil and natural gas to various customers. Substantially all of the Partnership’s accounts receivables are due from purchasers of crude oil and natural gas. Crude oil and natural gas sales are generally unsecured.

As is common industry practice, the Partnership generally does not require collateral or other security as a condition of sale, rather relying on credit approval, balance limitation and monitoring procedures to control the credit use on accounts receivable. The allowance for doubtful accounts is an estimate of the losses in the Partnership’s accounts receivable. The Partnership periodically reviews the accounts receivable from customers for any collectibility issues. An allowance for doubtful accounts is established based on reviews of individual customer accounts, recent loss experience, current economic conditions, and other pertinent factors. Accounts deemed uncollectible are charged to the allowance. Provisions for bad debts and recoveries on accounts previously charged-off are added to the allowance.

Accounts receivable allowance for bad debts was $0 at December 31, 2011 and 2010.

5. Oil and Gas Properties

The Partnership follows the successful efforts method of accounting for oil and gas operations whereby costs to acquire mineral interests in oil and gas properties, to drill exploratory wells that find proved reserves and to drill and equip development wells are capitalized. Exploration costs, including exploratory dry holes, geological and geophysical and costs of carrying and retaining unproved properties, are charged to operations as incurred.

The Partnership’s acquisition and development costs of proved oil and gas properties are amortized using the unit-of-production method based on total proved reserves and proved developed reserves, respectively, as estimated by independent petroleum engineers.

Oil and gas properties are assessed for impairment whenever changes in facts and circumstances indicate a possible significant deterioration in the future cash flows expected to be generated by an asset group. If, upon review, the sum of the undiscounted pretax cash flows is less than the carrying value of the asset group, the carrying value is written down to estimated fair value. Individual assets are grouped for impairment purposes at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets, generally on a field-by-field basis. Fair value of impaired assets may be estimated using comparable market data or based on expected future cash flows using discount rate commensurate with the risks involved and using prices and costs consistent with those used by the general partner for internal decision making or a combination of the two. Long-lived assets committed by management for disposal are accounted for at the lower of cost or fair value, less cost to sell. There were no impairments recognized during 2011, 2010 or 2009.

SBE Partners LP

(a Texas Limited Partnership)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2011, 2010 and 2009

NOTE A – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

6. Income Taxes

The Partnership is not subject to Federal or state income tax on its taxable income. The taxable income and deductions are reported by the partners in their respective income tax returns and all tax obligations are borne solely by the partners. Therefore, the Partnership generally makes no provision for income taxes in its financial statements. It is possible, however, that the partnership could in the future earn sufficient non-passive income to incur margin tax in the state of Texas.

At December 31, 2011, the Partnership did not have any uncertain tax positions that would require recognition. The Partnership’s uncertain tax positions may change in the next twelve months; however, the Partnership does not expect any possible change to have a significant impact on its results of operation or financial position. If incurred, the Company records income tax interest and penalties as a component of income tax expense.

7. Derivative Instruments and Hedging Activities

The Partnership enters into derivative contracts, primarily options and swaps, to hedge future crude oil and natural gas production in order to mitigate the risk of downward movements of market prices. As required, under current accounting standards, all derivatives are recognized on the balance sheet and measured at fair value. If the derivative does not qualify as a hedge or is not designated as a hedge, the gain or loss on the derivative is recognized currently in earnings. If the derivative qualifies for hedge accounting, the gain or loss on the derivative is deferred in other comprehensive income to the extent the hedge is effective for cash flow hedges. To qualify for hedge accounting, the derivative must qualify either as a fair value, cash flow or foreign currency hedge.

The hedging relationship between the hedged instruments and hedged transactions must be highly effective in achieving the offset of changes in fair values and cash flows attributable to the hedged risk, both at the inception of the hedge and on an ongoing basis. The Partnership measures hedge effectiveness on a quarterly basis. Hedge accounting is discontinued prospectively when a hedging instrument becomes ineffective. The Partnership assesses hedge effectiveness based on total changes in the fair value of options used in cash flow hedges rather than changes in intrinsic value only. As a result, changes in the entire value of option contracts are deferred in accumulated other comprehensive income until the hedge transaction affects earnings to the extent such contracts are effective. Gains and losses deferred in accumulated other comprehensive income related to cash flow hedge derivatives that become ineffective remain unchanged until the related production is delivered.

Gains and losses resulting from hedge settlements are included in oil and gas revenues and are included in realized prices in the period in which the related production is delivered. Gains and losses on hedging instruments that represent hedge ineffectiveness and gains and losses on derivative instruments that do not qualify for hedge accounting are included in other revenues or expenses in the period in which they occur. The resulting cash flows are reported as cash flows from operating activities.

SBE Partners LP

(a Texas Limited Partnership)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2011, 2010 and 2009

NOTE A – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

8. Cash and Cash Equivalents

The Partnership treats all unrestricted investments with an original maturity of three months or less to be cash equivalents. The Partnership maintains its cash in one financial institution and periodically assesses the financial condition of the institution. The combined account balance typically exceeds Federal Deposit Insurance Corporations (“FDIC”) insurance coverage and, as a result, there is a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage. The General Partner believes that any possible credit risk is minimal.

9. Accounting Estimates

In the course of preparing financial statements in conformity with generally accepted accounting principles, management makes various assumptions and estimates to determine the reported amounts of assets, liabilities, revenues and expenses in relation to the disclosure of commitments and contingencies. Changes in these assumptions and estimates will occur as a result of the passage of time and the occurrence of future events and, accordingly, the actual results could differ from the amounts estimated.

10. Comprehensive Income

The Partnership reports comprehensive income within its Statement of Partners’ Capital and Comprehensive Income. Other comprehensive income at December 31, 2011, 2010 and 2009 consists of unrealized gains (losses) of commodity hedges qualifying as cash flow hedges in accordance with current accounting standards.

11. Recently Issued Accounting Pronouncements

In December 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-11, Balance Sheet (Topic 210) – Disclosures about Offsetting Assets and Liabilities. The new standard requires an entity to disclose information about offsetting arrangement to enable financial statement users to understand the effect of netting arrangements on an entity’s financial position. The disclosures are required for recognized financial instruments and derivative instruments that are subject to offsetting under current accounting literature or are subject to master netting agreements irrespective of whether they are offset. The objective of the new disclosures is to facilitate comparison between entities that prepare financial statements on the basis of U.S. GAAP and entities that prepare financial statements under IFRS. The disclosure requirements will be effective for periods beginning on or after January 1, 2013 and must be applied retrospectively to all periods presented on the balance sheet. The Partnership will adopt the requirements of ASU No. 2011-11 on January 1, 2013, which may require additional footnote disclosures for derivative instruments and is not expected to have a material effect on the Partnership’s financial position, results of operations or cash flows.

In June 2011, the FASB issued ASU 2011-05 – Comprehensive Income (Topic 220) – Presentation of Comprehensive Income. This update will require the presentation of the components of net income and other comprehensive income either in a single continuous statement or in two separate but consecutive statements. In addition, entities are required to present reclassification adjustments for items that are reclassified from other

SBE Partners LP

(a Texas Limited Partnership)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2011, 2010 and 2009

NOTE A – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

comprehensive income to net income on the face of the financial statements. The update is effective for fiscal years and interim periods beginning after December 15, 2011. The Partnership will adopt the new disclosure requirements for comprehensive income beginning January 1, 2012.

In May 2011, the FASB issued ASU 2011-04 – Fair Value Measurements (Topic 820) – Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS. This This ASU issued authoritative guidance amending existing guidance for measuring fair value and for disclosing information about fair value measurements. The ASU expands existing disclosure requirements for fair value measurements categorized in Level 3 by requiring (1) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, (2) a description of the valuation processes in place, and (3) a narrative description of the sensitivity of the fair value to changes in unobservable inputs and the interrelationships between those inputs. Entities will also be required to disclose the categorization by level of the fair value hierarchy for items that are not measured at fair value in the statement of financial position but for which the fair value is required to be disclosed.

Other amendments include clarifying the highest and best use and valuation premise for nonfinancial assets, premiums and discounts in fair value measurement, and fair value of an instrument classified in a reporting entity’s shareholders’ equity.

ASU 2011-04 is effective during interim and annual periods beginning after December 15, 2011, and therefore will become effective for the Partnership on January 1, 2012. Other than the disclosure requirements, ASU 2011-04 is not expected to have a significant impact on the Partnership’s financial position, results of operations or cash flows.

NOTE B – RELATED PARTY TRANSACTIONS

Accounts receivable from the General Partner represent oil and gas revenues collected by the General Partner on behalf of the Partnership. Accounts payable to the General Partner represent the Partnership’s share of property operating expenditures and capital expenditures that were incurred by operating subsidiaries of the General Partner on behalf of the Partnership and accrued management fees.

A subsidiary of the General Partner operates the oil and gas properties in which the Partnership has an interest. Under this arrangement, that subsidiary collects the Partnership’s share of revenues from purchasers and incurs property operating and development expenditures on behalf of the Partnership. Monthly, the Partnership’s revenues are paid to the Partnership and the Partnership reimburses these entities for its share of expenditures.

The Partnership Agreement provides for a monthly management fee to be paid to the General Partner equal to 2% of the Partnership’s Net Monthly Income, as defined in the partnership agreement. During 2011, 2010 and 2009 the Partnership incurred management fees of $286,014, $318,256, and $698,481, respectively.

SBE Partners LP

(a Texas Limited Partnership)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2011, 2010 and 2009

NOTE B – RELATED PARTY TRANSACTIONS – Continued

On May 29, 2009, effective May 1, 2009, the Partnership, entered into a Purchase and Sale Agreement (the “Purchase Agreement”) with Catena Oil and Gas LLC (“Catena”), the General Partner of this Partnership for the sale of certain oil and gas producing properties in Giddings Field, Grimes and Montgomery Counties, Texas (the “Interests”). Under the Purchase Agreement, the Interests were purchased for a net cash purchase price of $48,340,386 subject to adjustments at closing for normal operations activity and other customary purchase price adjustments (the “Purchase Price”). The Purchase Agreement contains representations and warranties, covenants, and indemnifications that are customary for oil and gas producing property acquisitions. The Partnership recorded a gain of $12,053,717 on this sale. The gain was shared 98% by the limited partner and 2% by the general partner. The proceeds of the sale were distributed to the partners as a cash distribution subsequent to the sale.

On August 29, 2009, the Partnership, distributed to Catena, the General Partner, its share of proved undeveloped property and unproved acreage in the Giddings Field. The distribution was recorded at fair value and a gain of $1,037,000 was recorded on the transaction. The gain was not shared by the partners; the General Partner’s capital account received 100% of the gain.

NOTE C – ASSET RETIREMENT OBLIGATIONS

The Partnership records the present value of estimated future abandonment costs as both a liability, asset retirement obligation (“ARO”), and as an addition to the capitalized cost of its oil and gas properties. The Partnership will increase the abandonment liability associated with its oil and gas wells as new wells are drilled. The changes to the ARO during the years ended December 31, 2011 and 2010 are as follows:

	2011	2010
Balance, beginning of year	$665,858	$401,738
Disposals	—	(6,125)
Liabilities incurred	6,245	17,967
Revision of estimates	(88,877)	222,449
Accretion expense	46,051	29,829

Balance, end of year	$629,277	$665,858

NOTE D – DERIVATIVE FINANCIAL INSTRUMENTS

The Partnership enters into various crude oil and natural gas hedging contracts, primarily swaps, in an effort to manage its exposure to product price volatility. Historically, prices received for oil and gas production have been volatile because of seasonal weather patterns, supply and demand factors, worldwide political factors and general economic conditions. Swaps are designed so that the Partnership receives or makes payments based on a differential between fixed and variable prices for crude oil and natural gas. The Partnership has designated its commodity derivative contracts as cash flow hedges designed to achieve more predictable cash flows, as well as to reduce its exposure to price volatility. While the use of derivative instruments limits the downside risk of adverse price movements, they also limit future revenues from favorable price movements. The Partnership does not enter into commodity derivative instruments for speculative or trading purposes.

SBE Partners LP

(a Texas Limited Partnership)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2011, 2010 and 2009

NOTE D – DERIVATIVE FINANCIAL INSTRUMENTS – Continued

On May 29, 2009, in conjunction with the sale of certain partnership properties, discussed in Note B above, the Partnership canceled a portion of the cash flow hedges in place at the time of the sale. The Partnership’s hedging strategy, since inception, has been for the Partnership to enter into hedging contracts, primarily swaps, in order to hedge approximately 85% of the forecasted proved developed production allocated to the limited partner. Since a significant portion of forecast production, 36.2%, was sold to the general partner, and the sharing percentage of revenue changed as a result of achieving cumulative pay, the limited partner elected to cancel a portion of the hedges in place prior to the sale. The following table shows the quantities and prices of the portions of the hedges that were cancelled:

	Product	Price	Canceled Volumes		May 29, 2009 Value
2009	Natural Gas	$7.5500	459,501	Mmbtu	$1,537,389
2009	Natural Gas	$8.6050	420,679	Mmbtu	1,856,843
2009	Natural Gas	$4.0200	794,829	Mmbtu	(117,290)
2010	Natural Gas	$7.2500	787,716	Mmbtu	578,509
2010	Natural Gas	$8.3750	477,864	Mmbtu	988,157
2010	Natural Gas	$5.3000	721,020	Mmbtu	(672,699)

2009	Oil	$58.2500	5,390	Bbl	(60,366)
2010	Oil	$58.4000	7,560	Bbl	(108,795)
2011	Oil	$58.6500	6,696	Bbl	(110,396)
2012	Oil	$58.9000	5,808	Bbl	(101,241)
2013	Oil	$59.0000	5,088	Bbl	(91,018)
2014	Oil	$59.1000	4,404	Bbl	(80,668)

		Total cash proceeds on cancelled hedges			$3,618,425

The canceled hedges were previously designated as cash flow hedges. When a cash flow hedge is discontinued, the net derivative gain or loss remains in accumulated other comprehensive income unless it is probable that the forecasted transaction will not occur in the originally specified time period or within an additional two-month period thereafter. Due to the sale of properties and the subsequent payout and change in sharing ratios between the partners the forecast transaction associated with the above hedges was no longer probable of occurring; therefore, the derivative gain or loss reported in accumulated other comprehensive income at the time of cancellation was reclassified into earnings immediately. The partnership reclassified into earnings a net gain of $3,706,175, recognized a mark-to-market gain of $87,750 and received cash of $3,618,425.

In July 2010, the Partnership entered into an additional gas swap. The term of the swap is from January 2011 to December 2011. The swap has a fixed price of $5.02. The swap is for 54,515 Mmbtu per month.

SBE Partners LP

(a Texas Limited Partnership)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2011, 2010 and 2009

NOTE D – DERIVATIVE FINANCIAL INSTRUMENTS – Continued

In July 2010, the Partnership entered into an additional oil swap. The term of the swap is from January 2011 through December 2013. The swap has a fixed price of $79.50 from January 2011 through December 2011, $80.87 from January 2012 through December 2012, and $81.90 from January 2013 through December 2013. The swap provides for 520 Bbls per month from January 2011 through December 2011, 378 per month Bbls from January 2012 through December 2012, and 314 Bbls per month from January 2013 through December 2013.

In July 2011, the Partnership into an additional gas swap. The term of the swap is from January 2012 to December 2012. The swap has a fixed price of $4.70. The swap is for 41,556 Mmbtu per month.

At December 31, 2011, accumulated other comprehensive income (loss) consisted of unrecognized gains of $6,852,342, representing the inception to date change in mark-to-market value of the effective portion of the Partnership’s open commodity contracts, designated as cash flow hedges, as of the balance sheet date. At December 31, 2010, accumulated other comprehensive income (loss) consisted of $5,502,917 of unrecognized gains. For the year ended December 31, 2011 and 2010, the Partnership recognized realized cash settlement gains on commodity derivatives of $3,311,489 and $3,872,622, respectively. Based on the estimated fair market value of the Company’s derivative contracts designated as hedges at December 31, 2011, the Partnership expects to reclassify net gains on gas swaps of $3,786,727 and net losses on oil swaps of $259,322 into earnings from accumulated other comprehensive income during the next twelve months; however, actual cash settlement gains and losses recognized may differ materially.

At December 31, 2011, the Partnership hedged its exposure to the variability in future cash flows from forecasted oil and gas production volumes as follows:

	Total Remaining Volume	Swap Price
Crude Oil Swap Contracts (Bbls):
2012	4,200	$58.90
2012	4,536	$80.87
2013	3,612	$59.00
2013	3,768	$81.90
2014	3,228	$59.10

Natural Gas Swap Contracts (Mmbtu)
2012	498,672	$4.70
2012	865,596	$6.73
2013	769,020	$6.63
2014	680,916	$6.61

SBE Partners LP

(a Texas Limited Partnership)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2011, 2010 and 2009

NOTE D – DERIVATIVE FINANCIAL INSTRUMENTS – Continued

As of December 31, 2011, fair market value of the gas swap contracts was an asset of $7,380,828, of which $3,786,727 is included in current assets and $3,594,101 in non-current assets. As of that date, the fair market value of the oil swap contract was a liability of $557,686, of which $259,322 is included in current liabilities and $298,364 in non-current liabilities. As of December 31, 2010, fair market value of the gas swap contracts was an asset of $6,223,125, of which $2,805,168 is included in current assets and $3,417,957 in non-current assets. As of that date, the fair market value of the oil swap contract was a liability of $720,205, of which $257,014 is included in current assets and $463,191 in non-current liabilities.

All derivative instruments are recorded on the balance sheet of the Partnership at fair value. The following table summarizes the location and fair value amounts of all derivative instruments in the balance sheets:

	Asset Derivatives			Liability Derivatives
Derivatives		Fair Value			Fair Value
designated as ASC 815 hedges:	Balance Sheet Location	Dec. 31, 2011	Dec. 31, 2010	Balance Sheet Location	Dec. 31, 2011	Dec. 31, 2010
Commodity contracts	Current derivative financial instruments asset	$3,786,727	$2,805,168	Current derivative financial instruments liability	$(259,322)	$(257,014)

Commodity contracts	Long-term derivative financial instruments asset	3,594,101	3,417,957	Long-term derivative financial instruments liability	(298,364)	(463,191)

		$7,380,828	$6,223,125		$(557,686)	$(720,205)

SBE Partners LP

(a Texas Limited Partnership)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2011, 2010 and 2009

NOTE D – DERIVATIVE FINANCIAL INSTRUMENTS – Continued

The following table summarizes the effects of commodity derivative instruments on the statements of income for the years ended December 31, 2011, 2010 and 2009:

Derivatives designated as ASC 815 hedges:	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion)
	2011	2010	2009
Commodity contracts	$4,660,914	$7,776,101	$5,289,622

Derivatives designated as ASC 815 hedges:	Amount of Gain or (Loss) Reclassified from OCI into Income (Effective Portion)			Location of Gain or (Loss) Reclassifed from OCI into Income (Effective Portion)
	2011	2010	2009
Commodity contracts	$3,311,489	$3,782,622	$7,550,752	Oil and gas revenues
Commodity contracts	—	—	3,706,175	Gain on cancelation of hedges

	$3,311,489	$3,782,622	$11,256,927

Derivatives in ASC 815 cash flow hedging relationships:	Amount of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion)			Location of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion)
	2011	2010	2009
Commodity contracts	$(29,203)	$(206,274)	$(146,085)	Hedge ineffectiveness

The Partnership does not have any derivatives that are not accounted for as cash flow hedges (ASC 815 hedges).

SBE Partners LP

(a Texas Limited Partnership)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2011, 2010 and 2009

NOTE D – DERIVATIVE FINANCIAL INSTRUMENTS – Continued

Contingent Features in Derivative Instruments – None of the Partnership’s derivative instruments contain credit-risk-related contingent features. Counterparties to the Partnership’s derivative contracts are high credit quality financial institutions.

NOTE E – FAIR VALUE DISCLOSURES

ASC Topic 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements.

ASC Topic 820 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy categorizes assets and liabilities at fair value into one of three different levels depending on the observability of the inputs employed in the measurement. The three levels are defined as follows:

•	Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•

Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Cash, Cash Equivalents, Accounts Receivable and Payable and Revenue Royalties – The carrying amount of cash and cash equivalents, accounts receivable and accounts payable are estimated to approximate their fair values due to the short maturities of these instruments.

Derivative Financial Instruments – Derivative financial instruments are carried at fair value. Commodity derivative instruments consist of swaps for crude oil and natural gas. The Partnership’s swaps are valued based on a discounted future cash flow model. The primary input for the model is the NYMEX futures index. The Partnership’s model is validated by the counterparty’s marked-to-market statements. The swaps are designated as Level 2 within the valuation hierarchy. The discount rate used in determining the fair values of these instruments includes a measure of nonperformance risk.

SBE Partners LP

(a Texas Limited Partnership)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2011, 2010 and 2009

NOTE E – FAIR VALUE DISCLOSURES – Continued

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of the input that is significant to the fair value measurement. The Partnership’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. The following table presents information about the Partnership’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 and 2010, and indicates the fair value hierarchy of the valuation techniques utilized by the Partnership to determine such fair value:

	As of December 31, 2011
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balances as of December 31, 2011
Current portion of derivative financial instrument asset	—	$3,786,727	—	$3,786,727
Long-term portion of derivative financial instrument asset	—	3,594,101	—	3,594,101
Current portion of derivative financial instrument liability	—	(259,322)	—	(259,322)
Long-term portion of derivative financial instrument liability	—	(298,364)	—	(298,364)

SBE Partners LP

(a Texas Limited Partnership)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2011, 2010 and 2009

NOTE E – FAIR VALUE DISCLOSURES – Continued

	As of December 31, 2010
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balances as of December 31, 2010
Current portion of derivative financial instrument asset	—	$2,805,168	—	$2,805,168
Long-term portion of derivative financial instrument asset	—	3,417,957	—	3,417,957
Current portion of derivative financial instrument liability	—	(257,014)	—	(257,014)
Long-term portion of derivative financial instrument liability	—	(463,191)	—	(463,191)

At December 31, 2011 and 2010, the Partnership did not have any assets or liabilities measured at fair value on a recurring basis that meet the definition of Level 1 or Level 3. There were no transfers between Level 1 and Level 2 of the fair value hierarchy during the years ended December 31, 2011 or 2010. Further, there were no transfers in and/or out of Level 3 of the fair value hierarchy during the years ended December 31, 2011 and 2010.

Asset Impairments – The Partnership reviews proved oil and gas properties for impairment when events and circumstances indicate a significant decline in the recoverability of the carrying value of such properties. When events and circumstances indicate a significant decline in the recoverability of a property, the Partnership estimates the future cash flows expected in connection with the property and compares such future cash flows to the carrying value of the property to determine if the carrying amount is recoverable. If the carrying amount of the property exceeds its estimated undiscounted future cash flows, the carrying amount of the property is reduced to its estimated fair value. Fair value may be estimated using comparable market data, a discounted cash flow method, or a combination of the two. In the discounted cash flow method, estimated future cash flows are based on management’s expectations for the future and include estimates of future oil and gas production, commodity prices based on commodity futures price strips as of the date of the estimate, operating and development costs, and a risk-adjusted discount rate. The Partnership did not record any impairments during the years ended December 31, 2011, 2010 or 2009.

Asset Retirement Obligations – The initial measurement of asset retirement obligations at fair value is calculated using discounted cash flow techniques and based on internal estimates of future retirement costs associated with oil and gas properties. Significant Level 3 inputs used in the calculation of asset retirement obligations include plugging costs and reserve lives. A reconciliation of the Partnership’s asset retirement obligation is presented in Note C.

SBE Partners LP

(a Texas Limited Partnership)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2011, 2010 and 2009

NOTE F – SIGNIFICANT CUSTOMERS

In 2011, 2010 and 2009 three purchasers accounted for 100% of the Partnership’s oil and gas revenues. There are adequate purchasers of the Partnership’s production such that the General Partner believes the loss of one or more of the above purchasers would not have a material adverse effect on its results of operations or cash flows.

NOTE G – SUBSEQUENT EVENTS

The General Partner has evaluated subsequent events for the Partnership through March 13, 2013, the date these financial statements were available to be issued. The General Partner is not aware of any subsequent events which would require recognition or disclosure in the Partnership’s financial statements.

NOTE H – OIL AND GAS ACTIVITES

The Partnership’s oil and gas activities for 2011, 2010 and 2009 were entirely within the United States. Costs incurred in oil and gas producing activities were as follows:

	Year Ended December 31,
	2011	2010	2009
Acquisition	$577,683	$832,700	$2,727,411
Development	$1,933,836	$5,586,952	$12,537,779
Exploration	$181,750	$24,814	$—

During 2011, 2010, and 2009 additions to oil and gas properties of $6,245, $234,291 and $42,510 were recorded for the estimated costs of future abandonment related to new wells drilled or revisions of the estimates for wells acquired or drilled in prior year. Acquisition costs for 2011, 2010 and 2009 consisted of smaller acreage additions and other leasehold costs.

The Partnership incurred exploratory costs for the years ended December 31, 2011, 2010 and 2009 of $181,750, $24,814, and $3,403, respectively.

NOTE I – SUPPLEMENTAL FINANCIAL INFORMATION FOR OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

For all years presented, the estimate of proved reserves and related valuations were based 100% on reports prepared by the General Partner’s independent petroleum engineers on behalf of the Partnership. These reports were prepared by Cawley, Gillespie & Associates, Inc. Proved reserve estimates included herein conform to definitions prescribed by the U.S. Securities and Exchange Commission. The estimates of proved reserves are inherently imprecise and are continually subject to revision based on production history, results of additional exploration and development, price changes and other factors.

SBE Partners LP

(a Texas Limited Partnership)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2011, 2010 and 2009

NOTE I – SUPPLEMENTAL FINANCIAL INFORMATION FOR OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) – Continued

As of December 31, 2012, all of the Partnership’s oil and gas reserves are attributable to properties within the United States. A summary of the Partnership’s change in quantities of proved oil and gas reserves for the years ended December 31, 2011, 2010 and 2012 are as follows:

	Oil (Bbl)	Gas (Mcf)
Proved reserve quantities, January 1, 2009	406,501	62,675,631
Sales of minerials-in-place	(184,389)	(25,611,226)
Extensions and discoveries	35,630	6,405,080
Production	(17,955)	(7,750,279)
Revision of quantity estimates	23,798	983,993

Proved reserve quantities, December 31, 2009	263,585	36,703,199
Production	(25,560)	(3,727,785)
Revision of quantity estimates	(49,751)	687,101

Proved reserve quantities, December 31, 2010	188,274	33,662,515
Production	(42,981)	(2,891,921)
Revision of quantity estimates	88,888	(89,351)

Proved reserve quantities, December 31, 2011	234,181	30,681,243

Proved developed reserve quantities
December 31, 2009	175,802	27,600,395
December 31, 2010	148,364	24,816,658
December 31, 2011	219,646	22,112,522
Proved undeveloped reserve quantities
December 31, 2009	87,783	9,102,804
December 31, 2010	39,910	8,845,857
December 31, 2011	14,535	8,568,721

Notable changes in proved reserves for the year ended December 31, 2009 included:

•

Revisions to previous estimate. In 2009, revisions to previous estimates increased proved developed and proved undeveloped reserves by a net amount of 23,798 Bbls of oil and 983,993 Mcf of natural gas. Included in these revisions were 27,100 Bbls of oil and 4,674,200 Mcf of natural gas of downward revisions due to the use of a 12-months average price as prescribed by the revised reserve rules adopted in 2009 instead of an end of the year price.

SBE Partners LP

(a Texas Limited Partnership)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2011, 2010 and 2009

NOTE I – SUPPLEMENTAL FINANCIAL INFORMATION FOR OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) – Continued

The standardized measure of discounted future net cash flows relating to proved oil and gas reserves and the changes in standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves were prepared in accordance with the provisions of FASB ASC topic “Extractive Activities – oil and gas”. Future cash inflows as of December 31, 2011, 2010, and 2009, were computed by applying average fiscal-year prices (calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period ended December 31, 2011, 2010 and 2009) to estimate future production.

Future production and development costs are computed by estimating the expenditures to be incurred in developing and producing oil and natural gas reserves at year-end, based on year-end costs and assuming the continuation of existing economic conditions.

Future net cash flows are discounted at a rate of 10% annually to derive the standardized measure of discounted future net cash flows. This calculation does not necessarily result in an estimate of the fair value of the Partnership’s oil and gas properties. Income taxes have not been taken into account, since future taxable income or loss is taxed directly to the partners, not to the Partnership.

The standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves is as follows:

	December 31, 2011	December 31, 2010	December 31, 2009
Future cash inflows	$136,393,719	$139,228,781	$126,349,047
Future production costs	41,946,313	42,363,506	38,521,186
Future development costs	17,898,421	17,575,241	16,899,002

Future net cash flows	76,548,985	79,290,034	70,928,859
10% annual discount for estimated timing of cash flows	30,427,870	31,939,046	27,027,324

Standardized measure of discounted future cash flows	$46,121,115	$47,350,988	$43,901,535

Future net cash flows as shown above are reported without consideration of the effects of open hedge contracts at each period ended. If the effects of hedging transactions were included in the computations, then undiscounted future cash flows would have increased by $6.8 million, $5.5 million and $1.8 million in 2011, 2010 and 2009, respectively.

SBE Partners LP

(a Texas Limited Partnership)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2011, 2010 and 2009

NOTE I – SUPPLEMENTAL FINANCIAL INFORMATION FOR OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) – Continued

The changes in standardized measure of discounted future net cash flows (not including the effects of hedging) for the years ended December 31, 2011, 2010 and 2009 are as follows:

	Year Ended December 31,
	2011	2010	2009*
Standardized measure, beginning of period	$47,350,988	$43,901,535	$113,150,203
Sales of minerials-in-place	—	—	(27,923,720)
Changes in prices, net of production costs	9,572,434	11,475,746	(56,691,317)
Extensions and discoveries	—	—	3,827,990
Revision of quantity estimates	787,427	646,100	7,711,315
Development costs incurred, previously estimated	(682,096)	3,020,539	9,542,120
Change in estimated future development cost	487,349	(3,424,382)	(1,022,302)
Sales, net of production costs	(10,578,345)	(11,270,550)	(17,235,758)
Accretion of discount	4,503,871	4,120,559	10,585,825
Changes in timing of estimated cash flows and other	(5,320,513)	(1,118,559)	1,957,179

Standardized measure, end of period	$46,121,115	$47,350,988	$43,901,535

Current prices used in standardized measure:
Oil (per barrel)	$96.19	$79.43	$61.18
Gas (per Mcf)	$4.11	$4.37	$3.83

*	In 2009, standardized measure was reduced by $35,645,000 due to the use of a 12-month average price as prescribed by the new rules versus as end of year price. Had the Partnership not changed its pricing method to comply with the SEC’s revised rules the standardized measure at December 31, 2009 would have been $79,573,000.